UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 12, 2020

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-232144) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit No.		Description

1.1	—	Underwriting Agreement–Standard Provisions, dated as of January 4, 2018 (incorporated by reference to Exhibit 1.1 to Post-Effective Amendment No. 1 to Form F-3 (Film No. 18632195) filed with the Securities and Exchange Commission on February 22, 2018).

1.2	—	Pricing Agreement between Barclays Bank PLC and Barclays Capital Inc., dated May 5, 2020.

4.1	—	Senior Debt Indenture, dated as of September 16, 2004, between Barclays Bank PLC and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.3 to the Form F-3 (No. 333-126811) filed by Barclays Bank PLC on July 22, 2005) (the “Senior Debt Indenture”).

4.2	—	Supplemental Indenture to the Senior Debt Indenture, dated as of February 22, 2018, between Barclays Bank PLC and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to the Post-Effective Amendment No. 1 to the registration statement on Form F-3 (File No. 333-21257) filed with the Securities and Exchange Commission on February 22, 2018).

4.3		Officer’s Certificate of Barclays Bank PLC pursuant to Sections 1.02, 3.01 and 3.03 of the Senior Debt Indenture, dated as of May 12, 2020.

4.4	—	The form of Global Note for the 1.700% Fixed Rate Senior Notes due 2022 (incorporated by reference to Exhibit A to Exhibit 4.3 above).

5.1	—	Opinion of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to Barclays Bank PLC, as to the validity of the securities.

5.2	—	Opinion of Clifford Chance LLP, English counsel to Barclays Bank PLC, as to the validity of the securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: May 12, 2020	By:	/s/ Karen Rowe
Name: Karen Rowe
Title: Assistant Secretary